SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                    Filed by a registered holding company or
                       subsidiary thereof pursuant to Rule
                         20(d) adopted under the Public
                         Utility Holding Company Act of
                                      1935.

                                SCANA Corporation
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           Money pool activity which allows utility and nonutility subsidiaries of SCANA Corporation to contribute and/or borrow funds without resorting to an external provider or creditor.

     2. Issue, renewal or guaranty.

            Money pool advances

     3. Principal amount of each security.

           See Schedules I and II

     4. Rate of interest per annum of each security.

           See Schedules I and II

     5. Date of issue, renewal or guaranty of each security.

           See Schedules I and II

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           See Schedules I and II

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           See Schedules I and II




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     9. Collateral given with each security, if any.

           None

     10. Consideration received for each security.

           Consideration is principal amount.

     11. Application of proceeds of each security.

           General corporate funds for use in the ordinary course of business.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                            SCANA Corporation


                                            By:   s/ James E. Swan, IV
                                                  ------------------------------
                                                  James E. Swan, IV
                                                  Controller

Dated:   August 17, 2004


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                                                            Schedule I


                                                 Nonutility Money Pool Activity
                                            For the quarter ended June 30, 2004

                                         Aggregate               Aggregate             Aggregate             Aggregate
                                         Borrowings               Receipts           Contributions          Withdrawals
Company Receiving Advances           During the Period (1) (2)   During the Period   During the Period (2)  During the Period
------------------------------------------------- ---- --------------- ---------------------- --------------------

ServiceCare, Inc.                            -                       -                   1,800,000             1,300,000
South Carolina Pipeline Corporation           500,000                 500,000           96,500,000          100,500,000
SCANA Energy Marketing, Inc.            136,087,600             170,129,232           115,005,517           115,005,517
SCANA Services, Inc.                      89,400,000             109,600,000               -                     -
SCG Pipeline, Inc.                            200,000              4,000,000               -                     -

(1)  Due on demand
(2) Interest rate at end of quarter: 4.8065%

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                                                                Schedule II


                                                   Utility Money Pool Activity
                                            For the quarter ended June 30, 2004

                                                  Aggregate               Aggregate             Aggregate            Aggregate
                                                  Borrowings               Receipts           Contributions         Withdrawals
            Company Receiving Advances    During the Period (1) (2)   During the Period   During the Period (2)  During the Period
--------------------------------------- --------------------------------------------------------------------------------------------

South Carolina Generating Company, Inc.               -                       -                     -               17,000,000

(1)  Due on demand
(2) Interest rate at end of quarter: 1.47%


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